Exhibit 99.1

Obsidian Energy Announces Increase in 2023 Reserves Across All Categories

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Reserve replacement of 124 percent, 157 percent and 217 percent of 2023 production on a proved developed producing (“PDP”), total proved (“1P”), and total proved plus probable (“2P”) basis, respectively

CALGARY, January 30, 2024 - OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce the results of our independent reserves evaluation for the year ended December 31, 2023 (the “2023 Reserve Report”) prepared by GLJ Ltd. (“GLJ”).

“Our 2023 reserves reflect the high level of activity and success of our capital program with volume increases across all categories and asset areas,” said Stephen Loukas, Obsidian Energy’s President and CEO. “The performance of our underlying asset base coupled with a capital program that incorporated all areas of our portfolio resulted in reserve additions that more than replaced production in all reserve categories – signifying the seventh year in a row that we achieved such gains in total proved and total proved plus probable reserves. In addition, the efficiency of our capital program is demonstrated by lower finding and development (“F&D”) costs per boe compared to 2022, resulting in strong recycle ratios despite the impact of lower commodity prices in 2023.”

Stephen Loukas continued, “While the reserves consultants’ commodity price forecasts were lower in 2023 compared to 2022, our active share buyback program helped to largely counteract the decrease in reserve values on a per share basis. Over 2023, we repurchased and cancelled six percent of our shares outstanding.”

HIGHLIGHTS

Obsidian Energy’s high level of activity and successful capital program resulted in solid production and reserves additions across all three main asset areas (Willesden Green/Pembina (Cardium), Peace River and Viking) in 2023. Focused on unlocking the significant potential across our heavy oil business at Peace River while maintaining production in our light oil business, we increased our reserve base through extensions, establishing new development fields and new exploration/appraisal drilling over the year.

•	We replaced 124 percent of 2023 production on a PDP basis, 157 percent on a 1P basis and 217 percent on a 2P basis.

•	The impact of drilling field extensions from our 2023 capital program combined with positive technical revisions were the major contributing factors to increased reserves.

•	Reserves before-tax net present value discounted at 10 percent (“NPV10”) decreased from 2022 levels largely due to the impact of lower commodity prices as follows:

•	PDP: 6 percent decrease to $1.5 billion (no change on a per share basis).

•	1P: 10 percent decrease to $1.9 billion (4 percent decrease on a per share basis).

•	2P: 8 percent decrease to $2.6 billion (2 percent decrease on a per share basis).

•	Future development capital (“FDC”) was added to appropriately adjust the undeveloped reserves and generate a five-year program of approximately $286 million per year.

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The 2023 Reserve Report’s FDC is weighted to the Cardium formation and booked lower than the anticipated spending in our three-year growth plan (the “Growth Plan”) due to the level of FDC attributed to Peace River. Reserve booking rules and guidelines stipulate how far reserves can be booked from existing production, which particularly impacted our Peace River asset. Our Oil Sands Evaluation wells define our asset and provide reservoir validation, but do not produce; therefore, they do not directly translate into offset booked locations. As such, FDC associated with our Peace River asset is well below our spending plans. We expect to add additional locations to our booked reserves in Peace River over the coming years as we continue to appraise and further develop this asset.

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Improvements from between four to 17 percent in both F&D and Finding, Development and Acquisition (“FD&A”) costs year-over-year show the stability of our reserve book and our ability to bring new production onstream more efficiently.

•	F&D costs including changes in FDC were $19.35/boe for PDP, $22.42/boe for 1P and $18.37/boe for 2P.

•	FD&A costs including changes in FDC were $19.32/boe for PDP, $22.35/boe for 1P and $18.28/boe for 2P.

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The strength and profitability of our assets was demonstrated through 2023 recycle ratios of 1.8x for PDP, 1.6x for 1P and 1.9x for 2P, based on our expected 2023 operating netback of $35.38/boe and F&D costs (including changes in FDC).

•	Our total corporate decline rates improved to 21 percent on a PDP basis from 24 percent in 2022, despite the impact of increased development.

•	On a three-year average basis, PDP decline rates decreased to 17 percent from 19 percent.

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Our total undeveloped 2P reserve locations increased by over 30 new net locations to 343 total net locations booked (including 237 net locations in the Cardium, 42 net locations in the Bluesky, 11 net locations in the Clearwater, 48 net locations in the Viking, one net location in the Devonian and four net locations in the Mannville).

•	These locations were booked with a highly achievable total 2P five-year FDC of $1.4 billion (approximately $286 million per year).

•	New booked Cardium locations replaced wells drilled during 2023, further validating the inventory of light oil locations in our Growth Plan.

•	Peace River locations more than doubled due to the success of our 2023 capital program, adding 29 net 2P locations over the year.

•	Obsidian Energy maintains a strong reserve life index (“RLI”), increasing slightly from 2022 to approximately 7.2, 10.1 and 13.5 years on a PDP, 1P, and 2P basis, respectively.

SUMMARY OF 2023 RESERVES

GLJ conducted an independent reserves evaluation of 100 percent of our reserves effective December 31, 2023, using a four-consultant average (“IC4”) of forecast commodity prices and assumptions at December 31, 2023. This evaluation was prepared in accordance with definitions, standards, and procedures set out in the Canadian Oil and gas Evaluation Handbook and National Instrument 51-101—Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). Reserves included below are company share gross reserves which are the Company’s total working interest reserves before the deduction of any royalties and excluding any royalty interests payable to the Company. The numbers in the tables below may not add due to rounding.

Summary of Reserves1

As at December 31, 2023

Reserve Category	Light & Medium Oil (mmbbl)	Heavy Oil & Bitumen (mmbbl)	Natural Gas Liquids (mmbbl)	Conventional Natural Gas (bcf)	Barrel of Oil Equivalent (mmboe)
Proved
Developed producing	32.7	9.9	7.2	175.6	79.1
Developed non-producing	0.6	0.1	0.1	3.1	1.4
Undeveloped	23.9	3.7	6.3	113.6	52.9

Total Proved	57.2	13.7	13.6	292.3	133.3
Total Probable	25.1	7.5	6.0	134.8	61.1

Total Proved plus Probable	82.3	21.2	19.6	427.1	194.4

(1)	Reserves are shown on a gross working interest basis.

Reserves Reconciliation – Total Proved

Reconciliation Category	Light & Medium Oil (mmbbl)	Heavy Oil & Bitumen (mmbbl)	Natural Gas Liquids (mmbbl)	Conventional Natural Gas (bcf)	Barrel of Oil Equivalent (mmboe)
Total Proved
December 31, 2022	56.6	10.3	12.1	285.0	126.5
Discoveries	—	—	—	—	—
Extensions	2.1	4.3	0.1	9.3	8.2
Infill Drilling	1.9	—	0.6	14.1	4.8
Improved Recovery	0.1	—	—	0.1	0.1
Technical Revisions	1.1	1.1	1.7	10.4	5.7
Acquisitions	0.1	—	—	1.2	0.3
Dispositions	—	—	—	—	—
Economic Factors	(0.1)	0.1	(0.1)	(3.1)	(0.6)
Production	(4.6)	(2.2)	(1.0)	(24.6)	(11.8)

December 31, 2023	57.2	13.7	13.6	292.3	133.3

Reserves Reconciliation – Total Proved Plus Probable

Reconciliation Category	Light & Medium Oil (mmbbl)	Heavy Oil & Bitumen (mmbbl)	Natural Gas Liquids (mmbbl)	Conventional Natural Gas (bcf)	Barrel of Oil Equivalent (mmboe)
Total Proved Plus Probable
December 31, 2022	79.9	15.5	17.1	408.6	180.6
Discoveries	—	—	—	—	—
Extensions	1.9	8.5	0.2	12.4	12.7
Infill Drilling	2.4	—	1.1	26.9	8.0
Improved Recovery	0.1	—	—	0.1	0.2
Technical Revisions	2.5	(0.6)	2.2	5.1	4.9
Acquisitions	0.1	—	0.1	1.6	0.4
Dispositions	—	—	—	—	—
Economic Factors	—	—	(0.1)	(3.1)	(0.6)
Production	(4.6)	(2.2)	(1.0)	(24.6)	(11.8)

December 31, 2023	82.3	21.2	19.6	427.1	194.4

Summary of Before Tax Net Present Values

As at December 31, 2023(1)

Net Present Values	Discount Rate
$ millions	Undiscounted	5 Percent	10 Percent	15 Percent	20 Percent
Proved
Developed producing	1,927	1,800	1,482	1,252	1,088
Developed non-producing	35	26	21	17	14
Undeveloped	1,095	673	427	273	172
Total Proved	3,057	2,499	1,929	1,541	1,274
Total Probable	1,982	1,036	645	444	326
Total Proved plus Probable	5,039	3,536	2,575	1,986	1,600

(1)

The December 31, 2023, reserve net present values include only active Obsidian Energy existing well, facility, and pipeline decommissioning liability estimates, which totals $25 million NPV10 (2022 - $28 million).

Future Development Capital

As at December 31, 2023

$ millions	Total Proved	Total Proved Plus Probable
2024	266	309
2025	275	312
2026	192	311
2027	181	277
2028	186	220
2029 and subsequent	—	—

Total, Undiscounted	1,101	1,429
Total, Discounted @ 10%	885	1,144

F&D and FD&A Costs

As at December 31, 2023

($ millions, except as noted) (1)	Proved Developed Producing	Total Proved	Total Proved Plus Probable
Capital expenditures	292.5	292.5	292.5
Total change in FDC	(10.6)	115.9	169.6

F&D capital, including total change in FDC	281.9	408.4	462.0
Reserve additions, including revisions (mmboe)	14.6	18.2	25.2

F&D per boe	19.35	22.42	18.37

($ millions, except as noted) (1)	Proved Developed Producing	Total Proved	Total Proved Plus Probable
F&D capital, including total change in FDC	281.9	408.4	462.0
Acquisitions, net of dispositions	0.5	0.5	0.5
Acquisitions, FDC	—	4.9	4.9
Dispositions, FDC	—	—	—

FD&A capital, including total change in FDC	282.4	413.8	467.5
Reserve additions, including revisions and acquisitions (mmboe)	14.6	18.5	25.6

FD&A per boe	19.32	22.35	18.28

(1)	Capital expenditures are unaudited.

F&D Costs by Year

($/boe)	2023	2022	2021	3-Year Average
F&D costs, including total change in FDC[1]
Proved developed producing	19.35	20.48	9.57	16.56
Total proved	22.42	26.88	13.68	21.02
Total proved plus probable	18.37	19.21	10.27	16.86
FD&A costs, including total change in FDC[2]
Proved developed producing	19.32	20.53	9.07	16.55
Total proved	22.35	26.63	12.87	11.62
Total proved plus probable	18.28	19.06	9.62	8.30

(1)	The calculation of F&D includes the change in FDC and excludes the effects of acquisitions and depositions.

(2)	The calculation of FD&A includes the change in FDC and includes the effects of acquisitions and dispositions.

Summary of Pricing and Inflation Rate Assumptions

As at December 31, 2023(1)

IC4 Forecast(2) Year	WTI Cushing, Oklahoma ($US/bbl)		MSW Canadian Light Sweet Crude 40° API ($Cdn/bbl)		Natural Gas AECO-C Spot ($Cdn/mmbtu)		Exchange Rate ($US/$Cdn)
	2023	2022	2023	2022	2023	2022	2023	2022
Forecast
2024	73.25	78.19	92.66	97.34	2.24	4.54	0.75	0.76
2025	74.09	76.10	93.47	94.21	3.35	4.37	0.76	0.76
2026	74.79	76.96	93.19	94.90	4.01	4.44	0.77	0.77
2027	76.28	78.50	95.04	96.48	4.10	4.52	0.77	0.77
2028	77.81	80.07	96.95	98.41	4.17	4.61	0.77	0.77
2029	79.38	81.67	98.88	100.38	4.26	4.70	0.77	0.77
2030	80.96	83.31	100.86	102.38	4.33	4.79	0.77	0.77
2031	82.57	84.97	102.89	104.43	4.43	4.88	0.77	0.77
2032	84.22	86.68	104.94	106.16	4.52	4.98	0.77	0.77
2033	85.91	88.40	107.04	108.28	4.61	5.08	0.77	0.77
2034	87.63		109.18		4.69		0.77

(1)	Prices escalate at two percent after 2034, with the exception of foreign exchange which stays flat.
(2)	Pricing forecasts utilized IC4 pricing (GLJ, Sproule & Associates Ltd., McDaniel & Associates Consultants and Deloitte Resource Evaluation & Advisory).

The financial and operating information in this news release is based on estimates and is unaudited. Some of the terms below do not have standardized meanings. Further detail can be found in the “Oil and Gas Advisory” section contained in this release. Additional reserve information as required under NI 51-101 will be included in our Annual Information Form as at December 31, 2023 which will be filed on SEDAR+, EDGAR, and posted to our website once we file our year-end 2023 financial documents, which is anticipated on February 22, 2024.

FOURTH QUARTER AND FULL YEAR 2023 RESULTS RELEASE

We intend to release our fourth quarter and full year 2023 financial and operational results before North American markets open on February 22, 2024. In addition, the 2023 management’s discussion and analysis and the audited 2023 consolidated financial statements will be available on our website at www.obsidianenergy.com, the SEDAR+ website (www.sedarplus.ca), and the EDGAR website (www.sec.gov) on or about the same date.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

In addition, this news release contains a number of oil and gas metrics, including “F&D costs”, “FD&A costs”, “Operating netback”, “Recycle Ratio” and “RLI” which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics are commonly used in the oil and gas industry and have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

F&D costs are the sum of capital expenditures incurred in the period, plus the change in estimated future development capital for the reserves category, all divided by the change in reserves during the period for the reserve category. F&D costs exclude the impact of acquisitions and divestitures.

FD&A costs are the sum of capital expenditures incurred in the period for the reserves category and including the impact of acquisition and disposition activity, all divided by the change in reserves during the period for the reserve category.

Operating netback is the per unit of production amount of revenue less royalties, net operating expenses and transportation expenses.

Recycle Ratio is calculated by dividing the operating netback by the F&D costs for the year. The recycle ratio compares netback from existing reserves to the cost of finding new reserves and may not accurately indicate the investment success unless the replacement reserves are of equivalent quality as the produced reserves.

RLI is calculated as total Company gross reserves divided by GLJ’s forecasted 2024 production for the associated reserve category.

Under NI 51-101, proved (1P) reserves estimates are defined as having a high degree of certainty to be recoverable with a targeted 90 percent probability in aggregate that actual reserves recovered over time will equal or exceed proved reserve estimates. For proved plus probable (2P) reserves under NI 51-101, the targeted probability is an equal (50 percent) likelihood that the actual reserves to be recovered will be greater or less than the proved plus probable reserve estimate. The reserve estimates set forth above are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	AECO	Alberta benchmark price for natural gas
bbl/d	barrels per day	GJ	gigajoule
boe	barrel of oil equivalent	mcf	thousand cubic feet
boe/d	barrels of oil equivalent per day	mcf/d	thousand cubic feet per day
MSW	Mixed Sweet Blend	mmcf/d	million cubic feet per day
WTI	West Texas Intermediate
WCS	Western Canadian Select	Electricity
		MWh	Megawatt hour
		MWh/d	Megawatt hour per day

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our focuses in connection with our Peace River and Cardium locations; our expected 2023 operating netback and F&D costs; our expectations for FDC, including in Peace River; our expectations for booked locations in Peace River moving forward;; our expected corporate decline rates and RLI; our hedges; that additional reserve information, as required under NI 51-101, will be included in our Annual Information Form which will be filed on SEDAR+, EDGAR and our website on or about February 22, 2024; and that we expect our fourth quarter and full year 2023 financial and operational results to be released on February 22, 2024.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than stated herein (provided that, except where otherwise stated, the forward-looking statements contained herein do not assume the completion of any transaction); that regional and/or global health related events will not have any adverse impact on energy demand and commodity prices in the future; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to any resurgence of the pandemic; global energy policies going forward, including the continued ability of members of OPEC, Russia and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; Obsidian Energy’s views with respect to its financial condition and prospects, the stability of general economic and market conditions, currency exchange rates and interest rates, and our ability to comply with applicable terms and conditions under the Company’s debt agreements, the existence of alternative uses for Obsidian Energy’s cash resources and compliance with applicable laws; our expectations for the shareholder buyback program and staying compliant with the terms and conditions of that program; our ability to execute our plans as described herein and in our other disclosure documents, including our Growth Plan, and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future net operating costs and G&A costs; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in production due to low commodity prices or the further deterioration of commodity prices; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior unsecured notes on maturity or pursuant to the terms of the underlying agreement; and our ability to add production and reserves through our development and exploration/appraisal activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: Obsidian Energy’s future capital requirements; general economic and market conditions; demand for Obsidian Energy’s products; and unforeseen legal or regulatory developments and other risk factors detailed from time to time in Obsidian Energy reports filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission; the possibility that we change our budget in response to internal and external factors, including those described herein; the possibility that we change our 2024 capital plans in response to internal or external factors; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full (including our Growth Plan), and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company is unable to complete one or more of the potential transactions being pursued, on favorable terms or at all; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, and the responses of governments and the public to any pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally whether caused by a resurgence of the COVID-19 pandemic, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the financial capacity of the Company’s contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior unsecured notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior unsecured notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace one or all of our credit facilities and senior unsecured notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior unsecured notes; the possibility that we are unable to complete the Offer with our noteholders; the possibility that we are forced to shut-in production, whether due to commodity prices failing to rise or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil;

general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine and/or hostilities in the Middle East; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company’s ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to public opinion and/or special interest groups. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company’s Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) which may be accessed through the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy’s website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol “OBE”.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com